Exhibit 8.1

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation
Lithium Americas (Argentina) Services Corp	Delaware, USA
1511210 B.C. Ltd.	British Columbia, Canada
Millennial Lithium B.V.	Netherlands
Proyecto Pastos Grandes S.A.	Argentina
Potassium S.A.	Argentina
Arena Mineral Holdings B.V.	Netherlands
Arena Chile SpA	Chile
Antofella Minerals S.A.	Argentina
Sal de la Puna Holdings S.à r.l.	Luxembourg
Puna Argentina S.A.U.	Argentina
2265866 Ontario Holdings B.V.	Netherlands
Minera Exar S.A.	Argentina
Exar Capital B.V.	Netherlands